Wells Fargo Capital
MAC Y1375-031
One South Broad Street
Philadelphia, PA 19107

June 28, 2012

Winnebago Industries, Inc.
605 Crystal Lake Road
Forest City, Iowa 50436

Re: Consent to Purchase of Common Stock

Ladies and Gentlemen:

Reference is hereby made to that certain Loan and Security Agreement, dated October 13, 2009 (as the same may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced the "Loan Agreement"), by and among WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Wells Fargo"), as assignee of and successor in interest to Burdale Capital Finance, Inc. ("Burdale"), and as successor administrative agent for Lenders (Wells Fargo, in such capacity, the "Agent"), the financial institutions from time to time party to the Loan Agreement as lenders (the "Lenders"), and Winnebago Industries, Inc. ("Borrower"), and the other agreements, documents and instruments referred to therein or at any time executed and/or delivered in connection therewith or related thereto (all of the foregoing, together with the Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, being collectively referred to herein as the "Financing Agreements"). All capitalized terms used herein shall have the meaning assigned thereto in the Loan Agreement, unless otherwise defined herein.

Borrower has requested that Agent, for itself and on behalf of Lenders, permit the Borrower to redeem, in cash, the Borrower's Capital Stock in an aggregate amount not to exceed $35,000,000, which Agent and Lenders are willing to do subject to the terms hereof.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Consent. By its signature hereinbelow, Agent, for itself and on behalf of the Lenders, hereby expressly acknowledges, confirms and agrees that in addition to any redemptions permitted under Section 7.7(a) of the Loan Agreement, so long as no Event of Default exists and is continuing, Borrower shall be permitted to redeem, in cash, the Capital Stock of the Borrower, provided, that, the aggregate amount of such redemptions shall not exceed $35,000,000.

2.   Condition Precedent. The consent set forth hereinabove shall not be effective unless and until Agent shall have received an original or .pdf copy of this letter agreement, duly executed by Borrower.

3.   Governing Law. The validity, interpretation and enforcement of this letter agreement and any dispute arising hereunder, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York.

4. <u>Binding Effect</u>. This letter agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

5. <u>Entire Agreement</u>. This letter agreement is intended by the parties hereto as a final expression of their agreement and constitutes the entire agreement of the parties with respect to the subject matter of this letter agreement and all prior and contemporaneous agreements of the parties hereto with respect to the subject matter hereof (whether written or oral) are hereby superseded by and merged into this letter agreement.

6. <u>Counterparts</u>. This letter agreement may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this letter agreement by telefacsimile or other electronic method of transmission shall have the same force and effect as the delivery of an original executed counterpart of this letter agreement. Any party delivering an executed counterpart of this letter agreement by telefacsimile or other electronic method of transmission shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of this letter agreement.

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be executed as of the day and year first above written.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as AGENT

By: */s/ Margaret A. Byrne*
Name: Margaret A. Byrne
Title: Vice President

AGREED:

WINNEBAGO INDUSTRIES, INC., as Borrower

By: */s/ Sarah Nielsen* *7/2/12*
Name: Sarah Nielsen
Title: VP - CFO